Exhibit 12.1

MOMENTIVE SPECIALTY CHEMICALS INC.

Statement regarding Computation of Ratios

(Amounts in millions of dollars)

	Six months ended June 30,		Year ended December 31,					Pro Forma Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006	2010
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	$121	$51	$244	$137	$(1,171)	$(24)	$(105)	$267

Fixed Charges
Interest expensed and capitalized	129	136	277	227	303	310	245	284
Interest element of lease costs (1)	5	6	12	12	13	10	9	12
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	33	—

Total fixed charges	134	142	289	239	316	320	287	296
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	255	193	533	376	(855)	296	149	563
Ratio of earnings to fixed charges (2)	1.90	1.36	1.84	1.57	N/A	N/A	N/A	1.90

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(2)	Our earnings were insufficient to cover fixed charges and preferred stock dividend requirements by $1,171, $24 and $138 for the years ended December 31, 2008, 2007 and 2006, respectively.